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                       (LATHAM & WATKINS LLP LETTERHEAD)


May 4, 2005


VIA EDGAR


Mr. Larry Spirgel, Assistant Director
Mr. Ted Yu, Attorney-Advisor
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


     RE: CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED REGISTRATION STATEMENT ON FORM F-1 (333-123921)
              -----------------------------------------------


Dear Mr. Spirgel and Mr. Yu:

     On behalf of our client, China Techfaith Wireless Communication Technology Limited (the "Company"), we set forth below the Company's response to Mr. Yu's oral comments on May 4, 2005, which are repeated below for your ease of reference.

                                     * * *

     COMMENT: EXPLAIN WHETHER THE COMPANY'S EXISTING SUBSIDIARIES IN CHINA AND THEIR OPERATIONS AS CURRENTLY CONDUCTED WILL BE AFFECTED BY THE NEW SAFE NOTICES.

     RESPONSE: The Company does not believe that its existing subsidiaries in China and their operations as currently conducted will be affected by the new SAFE notices. However, if the Company or any of its subsidiaries plans to acquire a PRC company in the future, the PRC company to be acquired must go through SAFE's registration and approval process. The Company is not certain how long it will take the PRC company to successfully complete such registration and approval process, if at all. In addition, certain PRC residents who beneficially own the shares of the Company are required to submit a registration form to the local SAFE branch regarding their respective ownership interests in the Company. The Company has requested these individuals to register with the local SAFE branch as soon as practicable. To the Company's knowledge, the local SAFE branch is not accepting any registration forms pending promulgation of the detailed implementation rules.

     COMMENT: ADVISE WHETHER YOUR PLAN TO ESTABLISH A WHOLLY-OWNED SUBSIDIARY IN SHENZHEN, CHINA IS EXPECTED TO BE IMPACTED BY THE NEW PRC REGULATIONS.

     RESPONSE: As explained in the Company's written response dated as of May 4, 2005, every PRC subsidiary of a foreign company has always been required to register with the local SAFE branch. Pursuant to the April SAFE notice, such PRC subsidiary is also required to disclose its ultimate controlling persons and main operational results in the SAFE registration. Accordingly, the Company's proposed new subsidiary in China must comply with this disclosure requirement in connection with the SAFE registration. However, as the April SAFE notice was just publicized recently and the detailed implementation rules have yet to be promulgated, the Company is not certain

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how the regular SAFE registration process for a newly established PRC subsidiary of a foreign company would be affected by the April SAFE notice.

                                      * * *

     If you have any additional questions or concerns, we would appreciate you contacting the undersigned at (852) 2912-2535 (work) or (852) 9037-8056 (cell) as soon as possible.

     Thank you very much for your support and assistance in this matter.


                                                     Very truly yours,


                                                     /s/ Z. Julie Gao
                                                     of LATHAM & WATKINS LLP


cc: Defu Dong, Chairman and CEO, China Techfaith Wireless Communication Technology Limited
         Eva Hon, Chief Accounting Officer, China Techfaith Wireless Communication Technology Limited
         David T. Zhang, Esq., Latham & Watkins LLP, Hong Kong
         Chris K. H. Lin, Esq., Simpson Thacher & Bartlett LLP, Hong Kong